UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS PASSENGER TRAFFIC INCREASE OF 9.8% IN ITS 12 MEXICAN AIRPORTS AND INCREASE OF 0.7% IN ITS MONTEGO BAY JAMAICA AIRPORT FOR THE MONTH OF JUNE

Guadalajara, Jalisco, México, July 7, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of June 2015 compared to traffic figures for June 2014.

During June 2015, total terminal passengers in the 12 Mexico-based airports increased 9.8% compared to the same period of the previous year; the Montego Bay airport traffic increased 0.7% during the same period. Domestic passenger traffic presented an 11.8% increase in the Mexican airports, while international passenger traffic increased 6.2%.

It is important to mention that the inclusion of Montego Bay contributed 306 thousand passengers to GAP’s airport network during the month of June.

Domestic Terminal Passengers (in thousands):

Aeropuerto	Jun-14	Jun-15	% Var	Jan-Jun 14	Jan-Jun 15	% Var
Guadalajara	475.8	539.8	13.4%	2,806.3	3,080.1	9.8%
Tijuana	352.3	399.1	13.3%	2,163.9	2,172.1	0.4%
Puerto Vallarta	73.7	89.9	22.1%	419.7	508.7	21.2%
Los Cabos	77.5	79.2	2.2%	427.7	460.8	7.7%
Guanajuato	63.1	77.5	22.9%	332.2	419.0	26.1%
Hermosillo	105.5	100.7	-4.5%	620.6	598.3	-3.6%
La Paz	52.5	48.4	-7.9%	318.0	306.7	-3.5%
Aguascalientes	32.0	39.4	23.3%	178.7	220.3	23.3%
Mexicali	40.8	50.9	24.8%	241.5	269.4	11.6%
Morelia	20.0	19.5	-2.9%	120.4	107.0	-11.1%
Los Mochis	16.6	21.6	30.1%	101.0	131.8	30.6%
Manzanillo	9.2	8.2	-11.8%	63.0	51.2	-18.7%
Total	1,319.0	1,474.1	11.8%	7,792.9	8,325.5	6.8%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Aeropuerto	Jun-14	Jun-15	% Var	Jan-Jun 14	June-Jun 15	% Var
Guadalajara	246.2	286.5	16.3%	1,383.3	1,510.7	9.2%
Tijuana	2.9	5.0	71.5%	14.3	19.1	33.5%
Puerto Vallarta	143.8	151.0	4.9%	1,291.4	1,479.1	14.5%
Los Cabos	245.5	228.9	-6.7%	1,518.5	1,381.8	-9.0%
Guanajuato	38.6	46.2	19.7%	223.0	256.4	14.9%
Hermosillo	6.3	5.3	-15.2%	42.5	35.3	-16.9%
La Paz	0.6	0.6	0.0%	7.8	5.6	-28.2%
Aguascalientes	11.6	13.5	16.7%	65.5	73.9	12.7%
Mexicali	0.4	0.4	19.2%	1.7	2.2	24.9%
Morelia	20.7	23.6	13.6%	113.8	125.2	10.1%
Los Mochis	0.4	0.4	-18.2%	2.9	2.5	-13.8%
Manzanillo	2.1	2.3	5.7%	59.4	70.2	18.2%
Total	719.2	763.6	6.2%	4,724.2	4,961.9	5.0%

Total Terminal Passengers (in thousands):

Aeropuerto	Jun-14	Jun-15	% Var	Jan-Jun 14	Jan-Jun 15	% Var
Guadalajara	722.0	826.2	14.4%	4,189.6	4,590.7	9.6%
Tijuana	355.2	404.1	13.8%	2,178.3	2,191.2	0.6%
Puerto Vallarta	217.5	240.9	10.7%	1,711.2	1,987.8	16.2%
Los Cabos	323.0	308.1	-4.6%	1,946.3	1,842.6	-5.3%
Guanajuato	101.7	123.8	21.7%	555.2	675.4	21.6%
Hermosillo	111.7	106.0	-5.1%	663.1	633.6	-4.4%
La Paz	53.1	49.0	-7.8%	325.7	312.3	-4.1%
Aguascalientes	43.6	52.9	21.5%	244.2	294.2	20.5%
Mexicali	41.2	51.4	24.7%	243.2	271.5	11.7%
Morelia	40.8	43.0	5.5%	234.1	232.3	-0.8%
Los Mochis	17.1	22.0	28.8%	103.8	134.3	29.3%
Manzanillo	11.4	10.4	-8.5%	122.4	121.4	-0.8%
Total	2,038.2	2,237.7	9.8%	12,517.1	13,287.4	6.2%

Montego Bay Airport (thousands)

Aeropuerto	Jun-14	Jun-15	% Var	Jan-Jun 14	Jan-Jun 15	% Var
Totales	304.5	306.5	0.7%	1,877.5	1,997.7	6.4%

GAP Passenger Traffic Report June 2015	Page 2

The following items are highlights from traffic results for the month of June:

  Load Factor: The main cause for the passenger increase was due to a higher seat to load factor ratio, which was 80.6% for the month of June, representing an increase of 5.4 percentage points, compared to the figure for June 2014. This increase was due to higher competition in terms of airplane ticket prices, as well as higher efficiency in terms of capacity planning by the airlines.

  New routes: Guanajuato to Los Angeles and Guadalajara to Guatemala by Volaris; Guadalajara to Los Ángeles by American Airlines; Guadalajara to Mexicali by Aeroméxico, Puerto Vallarta to Orange County by Southwest, Los Cabos to Orange County by Alaska and Los Cabos to Baltimore by Southwest.

  Aguascalientes and Guanajuato: Both of these airports continue to demonstrate the most solid percentage point increases for the Company. The increase in passenger flow was due to the industrial growth that is taking place in the Guanajuato region. Passenger traffic from business, family and tourism travel is expected to continue its growth trend for the remainder of the year.

  Guadalajara: The strong increase of over 14.4% experienced in June reflects the consolidation process of the new routes in the domestic and international markets that began during this quarter with the addition of 7 routes in 2015, thereby reaching a total of 46 non-stop destinations, adding 401 thousand (9.6%) additional passengers versus the same period of the prior year.

•	Puerto Vallarta: Double-digit growth at this airport continues despite the moderate increase in the number of available seats during this season. The Vallarta - Nayarit destination reflects the highest accumulated increase of all of GAP’s airports, at 187.7 thousand additional international passengers. During the summer season, total passenger volumes are expected to reach historic levels, as a result of the initiation of operations by Southwest, in addition to the increase of 25 thousand seats by Delta and United.

•	Los Cabos: The development of international traffic at this airport has stabilized in the range of -10% with respect to the figure reached for the same period in 2014. This situation is expected to improve significantly during the second half of 2015. Domestic passenger traffic, however, reached an accumulated increase of 7.7%.

Per information provided by the Los Cabos Tourism Board, the lodging recovery in this city has reached 86%. As a result, this factor has limited the recovery in the number of tourists that visit this city. The Los Cabos Hotel Association has announced that the opening of over 1,500 hotel rooms in the coming months will facilitate the recovery of hotel capacity to up to 95% of capacity that it had during September 2014.

GAP Passenger Traffic Report June 2015	Page 3

•	Tijuana: Accumulated figures for this quarter reflect a recovery in the growth rate versus previous quarters with a 6.0% increase compared to -5.0% during the first quarter. In June, the load factor reached historical levels. Among other reasons, traffic to and from this airport has benefitted from the peso/dollar exchange rate, since airplane ticket prices are more attractive from Tijuana than from Southern California airports.

  Montego Bay: This airport reported an accumulated increase of 6.4% in line with projections.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report June 2015	Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

Date: July 7, 2015